LIST OF SUBSIDIARIES

China Biopharmaceuticals Corporation

Nanjing Keyuan Pharmaceutical R&D Co., Ltd.

Suzhou Hengyi Pharmaceuticals of Feedstock Co., Ltd

Suzhou Sintofarm Pharmaceuticals of Feedstock Co., Ltd.

Suzhou Erye Pharmaceutical Limited Company